UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

First American Capital Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

31848M 10 2

(CUSIP Number)

Anita F. Larson, General Counsel
Brooke Corporation
10950 Grandview Drive, Bldg 34, Suite 600
Overland Park, KS  66210
(800) 642-1872

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 12, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31848M 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brooke Corporation I.R.S. Identification No. 48-1009756

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	2(a)
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 450,500

	8.	Shared Voting Power N/A

	9.	Sole Dispositive Power 450,500

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 450,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not Applicable

13.	Percent of Class Represented by Amount in Row (11) 9.62%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael N. Fink

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	2(a)
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power None

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person None

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not Applicable

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 amends the Schedule 13D previously filed by the Reporting Persons with the Securities and Exchange Commission on November 13, 2003 (the “Schedule 13D”), and is being filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information which has materially changed since the filing of the Schedule 13D.  The items identified below, or the paragraphs of such items, are amended as set forth below.  Except as specifically amended by this Amendment No. 1, the Schedule 13D, as heretofore amended, remains in full force and effect.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended by deleting it in its entirety and replacing it with the following:

Item 4(a).  The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer. The executive committee of the Board of Directors of Brooke Corporation has authorized management to explore the acquisition of additional shares of the issuer’s common stock.  If approved, such acquisition may be through private negotiations for such shares or through a tender offer for same.  Furthermore, the acquisition may be made with cash, Brooke Corporation’s stock, or a combination of both.  The acquisition of 10% or more of the issuer’s common stock would be subject to prior regulatory approval by the Kansas Insurance Department and possibly other regulators.  In addition, depending on the number of any shares acquired, Brooke Corporation’s ability to vote said shares may be subject to the approval of the issuer’s shareholders.  Furthermore, any tender offer would be conducted in compliance with relevant laws and any acquisition of additional shares of the issuer’s common stock would be reported by an amendment to this Schedule 13D.

Item 4(b).  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries.  In the event that Brooke Corporation acquires a controlling interest in the issuer, subject to any necessary approvals, Brooke Corporation may consider, among other things, the possible liquidation, sale, capitalization, reorganization or merger of the issuer or the issuer’s life insurance company subsidiary or other subsidiaries.

Item 4(c).  A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries.  In the event that Brooke Corporation acquires a controlling interest in the issuer, subject to any necessary approvals, Brooke Corporation may consider, among other things, the possible sale or transfer of the issuer, the issuer’s life insurance company subsidiary or other subsidiaries, or assets of one or all of them.

Item 4(d).  Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.  In the event that Brooke Corporation acquires a controlling interest in the issuer, subject to any necessary approvals, Brooke Corporation may replace all or substantially all of the members of the issuer’s board of directors as well as selected management.

Item 4(e).  Any material change in the present capitalization or dividend policy of the issuer.  In the event Brooke Corporation acquires a controlling interest in the issuer, subject to any necessary approvals, Brooke Corporation  may consider injecting additional capital in the issuer, the issuer’s life insurance company subsidiary or other subsidiaries.

Item 4(f).  Any other material change in the issuer’s business or corporate structure;  Brooke Corporation currently does not have any plans or proposals that would relate to, or result in, any of the actions set forth in Item 4(f).

Item 4(g).  Changes to the issuers bylaws, charter.  In the event Brooke Corporation acquires a controlling interest in the issuer, subject to any necessary approvals, Brooke Corporation may seek to amend the issuer’s articles of incorporation or bylaws.  Such amendments could include, but not be limited to, changes in the manner in which special meetings of shareholders may be called.

Item 4(h). Delisting of securities from an exchange. Brooke Corporation currently does not have any plans or proposals that would relate to, or result in, any of the actions set forth in Item 4(h).

Item 4(i).  Class of issuer’s securities being eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.  In the event that Brooke Corporation acquires a sufficient number of shares of the issuer’s common stock, such common stock may be eligible for termination of registration under Section 12(g)(4).

Item 4(j).  Any action similar to any of those enumerated above.  Brooke Corporation’s purpose for investing in the issuer in November of 2003 was to make a satisfactory investment return.  During the last eight months, issuer’s business results have been disappointing to Brooke Corporation and there is no organized market to sell Brooke Corporation’s shares of the issuer’s stock.  The sale or merger of the issuer’s life insurance company subsidiary may be pursued to salvage as much business value as possible of the issuer.  Subject to the necessary approvals, if Brooke Corporation obtains control of the issuer, Brooke Corporation would likely consider looking for a larger life insurance company with capital, management and other resources necessary to make the issuer’s life insurance company subsidiary successful.  In addition, Brooke Corporation would consider merging the issuer with another company, liquidation of the issuer, liquidation, sale, capitalization, reorganization or merger of issuer’s life insurance subsidiary, continuing the issuer’s ownership of the issuer's life insurance subsidiary, capitalization of issuer’s venture capital subsidiary, change of issuer management and other such similar significant actions.

Item 5.	Interest in Securities of the Issuer

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 12, 2004

BROOKE CORPORATION

By:	/s/Robert D. Orr
Robert D. Orr, Chief Executive Officer